


10015001

7 December 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 11, 2009. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin) (P11, 2009) - 7Dec09.DOC





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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MISCELLANEOUS

** Asterisks denote mandatory information*

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	07-Dec-2009 17:15:55
Announcement No.	00054

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 11, 2009
Description	Attached is the operating performance for the 4 weeks (Period 11) from 17 October 2009 to 13 November 2009.
Attachments	 NOL_Operating_Performance_for_P11_2009.pdf Total size = **28K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)



Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

7 December 2009

NOL's container shipping operating performance for the 4 weeks (Period 11) from 17 October 2009 to 13 November 2009 are as follows:

	Period 11, 2009	Period 11, 2008	% Change		YTD 2009	YTD 2008	% Change
Container Shipping							
a) Volume (FEU)	208,000	169,700	23		1,976,200	2,246,800	(12)
b) Average Revenue Per FEU (US$/FEU)	2,239	3,124	(28)		2,301	3,044	(24)

For the four weeks of P11 2009, container shipping volumes increased 23% while average revenue per FEU (Forty-foot Equivalent Unit) declined 28% over the same period last year. The increase in volume was mainly due to higher volumes lifted in several trade lanes. Lower average revenue per FEU was due to lower core freight rates and lower bunker recovery.

P11 YTD, 2009 container shipping volumes declined 12% while average revenue per FEU declined 24% over P11 YTD, 2008 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 11, 2009)


APL Average Revenue per FEU (2005-2009)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
Period 11, 2009
Y-o-Y : -28%
Period